UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER
333-85306

CUSIP NUMBER
744674201

(Check one): ☒  Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☐  Form 10-Q  ☐  Form N-SAR  ☐  Form N-CSR
For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Puda Coal, Inc.
Full Name of Registrant

Purezza Group, Inc.
Former Name if Applicable

426 Xuefu Street, Taiyuan
Address of Principal Executive Office (Street and Number)

Shanxi Province, The People’s Republic of China, 030006
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable to complete its audited financial statements for the fiscal year ended December 31, 2006 because the Registrant’s independent public accountants’ auditing procedures cannot be completed by the prescribed due date without unreasonable effort and expense, due to the extensive period of time required for amending filings related to the Registrant’s registration statement on Form SB-2 and the related delay in developing data for the financial statements. As a result, the Registrant is seeking the extension provided by filing this Form 12b-25 in order to allow it more time to complete the auditing. The Registrant expects that the auditing work will be completed in time for the Registrant to file its Form 10-KSB for the fiscal year ended December 31, 2006 prior to the reporting deadline provided by such extension. The accountants’ statement required by Rule 12b-25(c) is attached hereto as Exhibit 23.1.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Wenwei Tian	86-0351	228-1302
(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒    No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒    No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant estimates that the sales revenues will increase to $137.77 million in 2006 from $51.71 million in 2005, the operating income will incraese to $22.77 million in 2006 from $9.18 million in 2005, and net income will increase to $1.35 million in 2006 from $0.97 million in 2005. Such increases were primarily caused by entering into operation of two washing facilities in December 2005 and March 2006, respectively.

This Form 12b-25 contains forward-looking statements, including that the Registrant will file its Form 10-KSB for the fiscal year ended December 31, 2006 prior to the reporting deadline as extended by this filing and the estimated results of operations for the same period. Investors are cautioned that forward-looking statements are inherently uncertain, including uncertainties related to the completion of the Company's financial statements and the auditing thereof. The Registrant’s actual performance and results may differ materially from that estimated or anticipated in this report due to certain risks and uncertainties. The risks and uncertainties that could cause actual results to differ materially from that estimated or anticipated are set forth in the Registrant's filings with the SEC.

Puda Coal, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 3, 2007	By	/s/ Zhao Ming
Zhao Ming
Chief Executive Officer and President
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).